UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VolitionRx Limited
(Name of Company)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

928661107

 (CUSIP Number)

Cameron Reynolds

1489 West Warm Springs Road, Suite 110

Henderson, Nevada 89014

+1 (646) 650-1351

With a copy to:

Marc G. Alcser, Esq.

Stradling Yocca Carlson & Rauth LLP

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 5, 2023

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928661107	13D/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSON Cameron Reynolds
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,826,671(1)
	8.	SHARED VOTING POWER 1,041,794(2)
	9.	SOLE DISPOSITIVE POWER 1,826,671(1)
	10.	SHARED DISPOSITIVE POWER 1,041,794(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,868,465(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%(1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,245,185 shares of VolitionRx Limited, or the Company, common stock, par value $0.001 per share and (ii) options to purchase 581,486 shares of Company common stock that are exercisable within 60 days of the date hereof, each held by Mr. Reynolds in his individual capacity. As disclosed herein, does not include 109,483 shares of common stock underlying unvested time-based restricted stock units (“RSUs”) and 467,850 shares of common stock underlying unvested performance-based and time-based RSUs, each as granted to Mr. Reynolds under the Company’s 2015 Stock Incentive Plan, as amended to date.

(2)

Consists of (i) 34,076 shares of Company common stock held directly by Mr. Reynolds’s spouse, and (ii) 1,007,718 shares of Company common stock held directly by Concord International, Inc., of which Mr. Reynolds is the majority shareholder.

(3)

Based on (i) 78,685,873 issued and outstanding shares of Company common stock as of November 7, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, plus (ii) 3,205,431 shares of Company common stock sold pursuant to a Private Placement with Wallonie Entreprendre S.A., as reported on Form 8-K filed with the SEC on December 5, 2023.

CUSIP No. 928661107	13D/A	Page 3 of 7 Pages

Explanatory Note:

Mr. Reynolds previously filed a statement of beneficial ownership with the Securities and Exchange Commission with respect to the common stock, par value $0.001 per share (“Common Stock”), of VolitionRx Limited (the “Company”), on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-1 thereunder.  On November 9, 2018, Mr. Reynolds filed Amendment No. 1 to the original statement to report his beneficial ownership expressed as a percentage of issued and outstanding shares of Common Stock had declined by more than one percent (1%) from the prior filing. On March 1, 2021, Mr. Reynolds filed Amendment No. 2 to the original statement as amended to report his beneficial ownership expressed as a percentage of issued and outstanding shares of Common Stock had declined by more than one percent (1%) from the prior filing.

While Mr. Reynolds’s beneficial ownership has increased to 2,868,465 shares of Common Stock from 2,674,167 shares of Common Stock reported in the Schedule 13D/A filed on March 1, 2021, his beneficial ownership expressed as a percentage of issued and outstanding shares of Common Stock has decreased (i) by more than one percent (1%) from the prior filing and (ii) below five percent (5%) of the Company’s outstanding shares, as a result, primarily, of dilution from additional issuances of Common Stock by the Company since such date (as opposed to dispositions of shares by Mr. Reynolds).

Item 1. Security and Company

This Schedule 13D/A (this “Amendment”) relates to shares of Common Stock of the Company that are beneficially owned by Mr. Reynolds.  The Company is a multi-national epigenetics company that applies its NucleosomicsTM technology platform Nu.Q® through its subsidiaries to develop simple, easy to use, cost-effective blood tests to help diagnose and monitor a range of life-altering diseases, including some cancers and diseases associated with NETosis, such as sepsis. The Company tests are based on the science of NucleosomicsTM, which is the practice of identifying and measuring nucleosomes in the bloodstream or other bodily fluid - since epigenetic changes in these parameters are an indication that disease is present.  The Company is also investigating epigenetic changes in transcription factor binding, in particular CCCTC-binding factor (“CTCF”).  The Company’s principal executive offices are located at 1489 West Warm Springs Road, Suite 110, Henderson, Nevada 89014.

Item 2. Identity and Background

(a)	Name

Cameron Reynolds, an individual.

(b)	Business Address

The business address for Mr. Reynolds is 1489 West Warm Springs Road, Suite 110, Henderson, Nevada 89014.

(c)	Principal Business

Mr. Reynolds is the President and Chief Executive Officer of the Company.  The Company is a multi-national epigenetics company that applies its NucleosomicsTM technology platform Nu.Q® through its subsidiaries to develop simple, easy to use, cost-effective blood tests to help diagnose and monitor a range of life-altering diseases, including some cancers and diseases associated with NETosis, such as sepsis. The Company tests are based on the science of NucleosomicsTM, which is the practice of identifying and measuring nucleosomes in the bloodstream or other bodily fluid - since epigenetic changes in these parameters are an indication that disease is present.  The Company is also investigating epigenetic changes in transcription factor binding, in particular CTCF.  The Company’s principal executive offices are located at 1489 West Warm Springs Road, Suite 110, Henderson, Nevada 89014.

(d)-(e)	No Convictions or Proceedings

During the last five years, Mr. Reynolds has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Reynolds has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Reynolds is a citizen of Australia.

CUSIP No. 928661107	13D/A	Page 4 of 7 Pages

Item 3. Source and Amount of Funds or Other Consideration

Common Stock

Mr. Reynolds has affected the following transactions in the Company’s Common Stock since the filing of Amendment No. 2 on March 1, 2021:

                    On August 3, 2022, 24,823 RSUs granted on August 3, 2021 vested and resulted in the issuance of 24,823 shares of Common Stock to Mr. Reynolds.

                    On August 30, 2022, Mr. Reynolds used $5,635 in personal funds to purchase 3,500 shares of Common Stock on the open market at $1.61 per share.

                    On August 3, 2023, 24,822 RSUs granted on August 3, 2021 vested and resulted in the issuance of 24,822 shares of Common Stock to Mr. Reynolds.

                    On August 16, 2023, Mr. Reynolds used $12,200 in personal funds to purchase 10,000 shares of Common Stock on the open market at $1.22 per share.

                    On October 4, 2023, 29,667 Restricted Stock Units granted on October 4, 2022 vested and resulted in the issuance of 29,667 shares of Common Stock to Mr. Reynolds.

                    On December 8, 2023, Mr. Reynolds used $6,715 in personal funds to purchase 10,000 shares of Common Stock on the open market at an approximate sale price of $0.6715 per share.

Options

                    The options to purchase 581,486 shares of Common Stock that are exercisable within the next 60 days were received, at no cost, by Mr. Reynolds on July 23, 2015, April 15, 2016, March 30, 2017, January 23, 2018, February 11, 2019, April 13, 2020, and August 3, 2021, respectively.

Item 4. Purpose of Transaction

Mr. Reynolds holds his shares of Common Stock for investment purposes.  Mr. Reynolds may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by him.  Additionally, Mr. Reynolds has in the past acquired, and may in the future acquire, shares, stock options, RSUs or other rights to purchase securities of the Company in the ordinary course of business in connection with his services as an officer of the Company.

(a)	Mr. Reynolds has been granted options to purchase 581,486 shares of Common Stock. At the time of this Amendment 581,486 options are exercisable within the next 60 days.

(b)	Mr. Reynolds has been granted RSUs that remain unvested with respect to 577,333 shares of Common Stock. At the time of this Amendment none of the unvested RSUs will vest within the next 60 days.

Other than (i) as set forth herein, or (ii) in Mr. Reynolds’s capacity as a director and/or officer of the Company, Mr. Reynolds has no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

CUSIP No. 928661107	13D/A	Page 5 of 7 Pages

Item 5. Interest in Securities of the Company

(a) and (b)

As of the date hereof, the beneficial ownership of Common Stock by Mr. Reynolds is as follows (based upon 81,891,304 shares of Common Stock issued and outstanding, which number is based on: (i) 78,685,873 issued and outstanding shares of Company common stock as of November 7, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023, plus (ii) 3,205,431 shares of Company common stock sold pursuant to a Private Placement with Wallonie Entreprendre S.A., as reported on Form 8-K filed with the SEC on December 5, 2023):

Mr. Reynolds has (i) sole investment and voting power with respect to 1,826,671 shares of Common Stock and may be deemed to have (ii) shared investment or voting power with respect to 34,076 shares of Common Stock held by his spouse, Charlotte Reynolds, and 1,007,718 shares of Common Stock held by Concord, of which Mr. Reynolds is the majority shareholder.  In aggregate, Mr. Reynolds may be deemed to beneficially own 2,868,465 shares of Common Stock, which reflects an approximate 3.5% beneficial ownership of the Company.

Excluded from Mr. Reynolds’ beneficial ownership are 109,483 shares of Common Stock underlying unvested RSUs subject solely to time-based vesting and 467,850 shares of Common Stock underlying unvested RSUs subject to both performance-based vesting and time-based vesting, each as granted to Mr. Reynolds under the 2015 Stock Incentive Plan.  Each RSU represents a contingent right to receive one share of Common Stock upon vesting.

The unvested RSUs subject to solely time-based vesting are as follows:

•	16,717 shares of Common Stock underlying RSUs will vest in full on September 28, 2024;

•	29,667 shares of Common Stock underlying RSUs will vest in full on October 4, 2024;

•	16,717 shares of Common Stock underlying RSUs will vest in full on September 28, 2025;

•	29,666 shares of Common Stock underlying RSUs will vest in full on October 4, 2025; and

•	16,716 shares of Common Stock underlying RSUs will vest in full on September 28, 2026.

The unvested RSUs subject solely to time-based vesting noted in the bullets above are reported as shares of Common Stock beneficially owned by Mr. Reynolds in his Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the SEC; however, such RSUs do not vest within 60 days of the date of this Amendment and are therefore not included as beneficially owned by Mr. Reynolds in this Amendment.

The unvested RSUs subject to both performance-based vesting and time-based vesting are as follows:

•

67,850 shares of Common Stock underlying RSUs will vest in full upon the achievement of certain performance goals on or prior to June 30, 2024 as determined by the Compensation Committee followed by vesting in equal annual installments over a three-year period on each of September 28, 2024, 2025 and 2026;

•

200,000 shares of Common Stock underlying RSUs will vest in full upon achievement of a closing stock price target above $5.00 per share of the Company's common stock for a minimum of ten consecutive trading days prior to October 4, 2025, followed by vesting in a single installment six months from the achievement date, if at all; and.

•

200,000 shares of Common Stock underlying RSUs will vest in full upon the achievement of a closing stock price target above $5.00 per share of the Company's common stock for a minimum of thirty consecutive trading days prior to October 19, 2026, followed by vesting in a single installment six months from the achievement date, if at all.

CUSIP No. 928661107	13D/A	Page 6 of 7 Pages

The unvested RSUs subject to the achievement of stock price targets and time-based vesting noted in the bullets above are reported as shares of Common Stock beneficially owned by Mr. Reynolds in his Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the SEC; however, such RSUs do not vest within 60 days of the date of this Amendment and are therefore not included as beneficially owned by Mr. Reynolds in this Amendment.

Charlotte Reynolds

Mrs. Reynolds’ business address is 1489 West Warm Springs Road, Suite 110, Henderson, Nevada 89014.

Mrs. Reynolds is the spouse of Mr. Reynolds, who is the President and the Chief Executive Officer of the Company.  Mrs. Reynolds is a homemaker.

During the last five years, Mrs. Reynolds has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mrs. Reynolds has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. Reynolds is a citizen of Australia.

Concord International, Inc.

Concord is an international business company incorporated under the International Business Companies Act (No. 2 of 1990).  Its principal business is investment in public and private companies and the address of its principal office is 165 Gangsa Road, #01-70, Singapore, 670165.

During the last five years, Concord has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Concord has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rodney Rootsaert

Rodney Rootsaert, an individual, serves as a director of Concord and has a business address of 1489 West Warm Springs Road, Suite 110, Henderson, Nevada 89014.  Mr. Rootsaert is a citizen of the Australia and is the Corporate Secretary of the Company. During the last five years, Mr. Rootsaert has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Rootsaert has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	None.

(d)	Not applicable.

(e)	Mr. Reynolds ceased to be the beneficial owner of more than five percent of the Company’s outstanding Common Stock on or about August 2, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

Item 7. Material to be Filed as Exhibits

               Not applicable.

CUSIP No. 928661107	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024	/s/ Cameron Reynolds
Cameron Reynolds

The original statement shall be signed by each person on whose behalf the statement is filed or such person’s authorized representative.  If the statement is signed on behalf of a person by such person’s authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath such person’s signature.